Filed by CP&L Energy, Inc.
                   Pursuant to Rule 425 under the Securities Act of 1933

                          Subject Company:  Florida Progress Corporation
                                           Commission File No. 333-40836

On August 2, 2000, CP&L Energy issued the following press release:

Joe Richardson, Florida Power President & CEO, to Resign at Close Of Acquisition, Bill Habermeyer Named Replacement

RALEIGH, N.C. (August 2, 2000) -- CP&L Energy, Inc. (NYSE: CPL) today announced that Joe Richardson, current president and CEO of Florida Power, has decided to leave the company following the close of CP&L's acquisition of Florida Power's parent company Florida Progress Corporation (NYSE: FPC). William Habermeyer, current vice president-Western Region of CP&L, will replace Richardson as President & CEO of Florida Power.

"Joe Richardson is a talented executive and has been a valuable member of the management team throughout the integration and we are disappointed in his decision to leave," said William Cavanaugh, CP&L chairman, president and CEO. "CP&L's focus on development and succession planning is one of the reasons we have such depth in our management team and were able to quickly name someone as capable as Bill Habermeyer to head Florida Power following the close of the acquisition. With many significant regulatory and integration milestones already behind us, the acquisition is on track to be completed this fall."

"This was my decision and a difficult one," said Joe Richardson, president & CEO of Florida Power. "I've spent 25 years of my career with Florida Power and Florida Progress and have enjoyed having responsibility for all facets of the organization. Now that Florida Power will be part of a larger organization with headquarters elsewhere, it's not appropriate for me to have a similar role with the company. Therefore, I have decided to move on and seek leadership opportunities in other organizations, including those in other industries and other areas of the country. In the meantime, I remain committed to successfully completing this combination with CP&L. After working side by side with CP&L management for nearly a year now, I am confident Florida Power and CP&L are well positioned to succeed in the marketplace."

"Florida Power is an outstanding organization and I look forward to working with the team in Florida," said William Habermeyer, vice president, CP&L. "Customer satisfaction and community involvement are my top priorities. I want to make Florida Power the envy of the combined company and the best place to work in Florida."

Habermeyer joined CP&L in 1993 after a distinguished 28-year career in the U.S. Navy. He served as CP&L's vice president, Nuclear Services and Environmental Support from 1993-1995. From 1995-1997, he was vice president, Nuclear Engineering. He was named to his current position, vice president- Western Region, in 1997. Headquartered in Asheville, North Carolina, Habermeyer has been responsible for regional distribution management, customer support and community relations. He has been very active in the community and is currently serving as chairman of the Asheville Area Chamber of Commerce.

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Habermeyer retired from the Navy in 1992 as a Rear Admiral after serving various assignments including Commander Submarine Group Two, New London, CT, Director of Attack Submarines for the Office of the Chief of Naval Operations and Commandant of Midshipmen, U.S. Naval Academy. He is a graduate of the U.S. Naval Academy and has an MS in Public Administration from George Washington University.

CP&L and Florida Progress announced a share exchange agreement on August 23, 1999; the agreement was amended March 6, 2000. The acquisition has already received approval by the Federal Energy Regulatory Commission (FERC) and the Federal Trade Commission (FTC). The acquisition still must be approved by other federal and state regulatory agencies, including the Securities and Exchange Commission and the North Carolina Utilities Commission and by shareholders of both companies. CP&L's shareholders will meet in Raleigh, N.C. on August 16, 2000, and Florida Progress shareholders will meet in St. Petersburg, FL on August 17, 2000. The acquisition is expected to close in the fall.

The combined company will be one of the nation's 10 largest energy companies based on a generating capacity of more than 19,000 megawatts. The new company will have a powerful presence in the Southeastern electric and natural gas markets with more than 2.8 million customers and will be dedicated to expanding the region's electric generation capacity and delivering reliable, competitively priced energy throughout its high-growth service area.

About Florida Progress
Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

About CP&L Energy
Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas distribution and service, through its wholly owned subsidiary North Carolina Natural Gas (NCNG), to about 178,000 customers in eastern and southern North Carolina. The company owns and operates a system of 18 power plants in the Carolinas and Georgia. CP&L Energy's non-regulated operations include fiber optic assets and statusgo.com, two Internet-related services businesses, and Strategic Resource Solutions
(SRS), an integrated facility and energy management solutions company. Additional information on CP&L can be found at http://www.cplc.com.

                         [end of text of press release]


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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.